650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

November 26, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention:	Brian Cascio
Martin James Julie Sherman

Re:	Audience, Inc.
Form 10-K for the Year Ended December 31, 2012 Filed March 4, 2013 Form 8-K dated October 31, 2013 Filed October 31, 2013 File No. 001-35528

Ladies and Gentlemen:

On behalf of Audience, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated November 21, 2013 relating to the Company’s annual report on Form 10-K and its October 31, 2013 Form 8-K (the “10-K and 8-K, respectively”).

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference).

Form 8-K dated October 31, 2013

1.	We note that you present the non-GAAP information and the related reconciliation required by S-K Item 10(e) in the form of non-GAAP statements of operations. Please tell us how your presentation considers the guidance set forth in Compliance and Disclosure Interpretation 102.10. Under the cited guidance, it is generally not appropriate to present a non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures.

AUSTIN    BRUSSELS    GEORGETOWN, DE    HONG KONG    NEW YORK    PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE     SHANGHAI    WASHINGTON, DC

Staff of the Securities and Exchange Commission

Re: Audience, Inc.

November 26, 2013

Response:

The Company has reviewed the Staff’s guidance set forth in Compliance and Disclosure Interpretation 102.10 and will change its presentation in future earnings releases to take into account such guidance accordingly.

* * * * *

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to Michael J. Danaher at (650) 320-4625 of this firm or me at (650) 320-4509.

Sincerely yours,

/s/ Julia Reigel
Julia Reigel

cc:	Audience, Inc.

Kevin S. Palatnik

Craig H. Factor, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Michael J. Danaher